                                                                      Exhibit 99
                           Contact:  AT FORSTMANN:
                                        William B. Towne
                                        Executive Vice President
                                        and Chief Financial Officer
                                        (212) 642-6865

                                     AT THE FINANCIAL RELATIONS BOARD:
                                        Karen Griffiths
                                        (212) 661-8030

FOR IMMEDIATE RELEASE
June 1, 1994


      FORSTMANN ANNOUNCES RECORD SECOND QUARTER OPERATING AND NET INCOME
      ------------------------------------------------------------------
                          EARNINGS PER SHARE RISE 50%
                          ---------------------------



New York, New York -- June 1, 1994 -- Citing shifts in its product mix attributable to changing fashion trends, continued gains in manufacturing efficiency and cost improvements, Forstmann & Company, Inc. (NASDAQ: FSTM) today announced record operating results for the second quarter and six months ended May 1, 1994.

Net sales for the second quarter were $76.5 million, an increase of 7% over sales of $71.6 million in the comparable period in 1993. Earnings applicable to common shareholders were a record $5.2 million compared to $3.5 million in the second quarter of fiscal 1993. Earnings per share applicable to common shareholders were $0.94 in the second quarter of fiscal 1994, an increase of approximately 50% over $0.63 in the second quarter of fiscal 1993. As a result of the quasi reorganization effected last year, income applicable to common shareholders for the second quarter of fiscal 1993 included a one-time benefit of $0.6 million, net of income taxes, or $0.10 per share.

For the six month period just ended, net sales were $114.0 million, approximately equal to sales of $114.8 million in the first six months of the prior year. Earnings applicable to common shareholders were $4.0 million compared to $3.5 million in the first six months of 1993. Earnings per share applicable to common shareholders were $0.72 in the first six months of 1994, an
increase of approximately 18% over $0.61 in the first six months of 1993.   As a
result of the quasi reorganization effected last year, income applicable to common shareholders for the first six months of fiscal 1993 included a one-time benefit of $1.7 million, net of income taxes, or $0.31 per share. Excluding the one-time benefit, earnings increased 145% in the first six months of fiscal 1994 versus the year ago period.

"Our performance is particularly encouraging given the general slowness in apparel textiles in early 1994. We are pleased with our customers' reactions to our new product programs which include Carpini (R) USA, converted fabrics and career uniform fabrics. Our sales order backlog of $62.6 million as of the end of May reflects continued shifts in our product mix and improvements in our menswear business," said Christopher Schaller, President and Chief Executive Officer. Mr. Schaller noted that last year's slightly higher backlog of $64.5 million included a product mix yielding lower gross profit margins.

                                    -more-

Forstmann is a leading designer, manufacturer and marketer of high quality, fashion fabrics for use in the production of brand name and private label apparel for men and women. The Company employs approximately 3,000 people and has operating plants in Dublin, Milledgeville, Louisville and Tifton, Georgia, where it makes a wide range of fabrics for apparel, contract upholstery and panel systems and various specialty markets. The Company's corporate headquarters and marketing offices are located in New York, New York.


                                -TABLES FOLLOW-

Forstmann & Company
Page 3

                           FORSTMANN & COMPANY, INC.
                          SELECTED OPERATING RESULTS
                                  (unaudited)
        (amounts in thousands, except per share and share information)

                                     Thirteen Weeks Ended       Twenty-Six Weeks Ended
                                       May 1,     May 2,           May 1,      May 2,
                                        1994       1993             1994        1993
                                        ----       ----             ----        ----
Net sales                             $76,508    $71,649          $113,960    $114,773
Gross profit                           18,566     17,097(1)         27,335      25,427(1)
Selling, general
 & administrative expenses              5,367      5,329            10,945       9,784
Provision for uncollectible
 accounts                                 200      1,015             1,419       1,159
Loss from disposal and
 impairment of machinery
 and equipment                              -        962                 -         962
Operating income                       12,999      9,791            14,971      13,522
Interest expense                        4,261      4,042             8,115       7,792
Income tax provision -
 principally deferred                   3,452      2,203             2,708       2,206
Net Income                              5,286      3,546             4,148       3,524
Income applicable to
 common shareholders                   $5,229     $3,493            $4,033      $3,420
Per Share and share information:
Income per common share                 $0.94      $0.63             $0.72       $0.61
Weighted average common shares
 outstanding                        5,586,795  5,585,014         5,588,035   5,585,014

(1) The thirteen and twenty-six weeks ended May 1, 1994 and May 2, 1993 include the effects of the Company's quasi reorganization which was effected as of the beginning of the Company's 1993 fiscal year. Gross profit for the thirteen and twenty-six weeks ended May 2, 1993 include a one-time benefit of $937,000 and $2,812,000 respectively, related to unfavorable wool purchase commitments recorded in connection with the quasi reorganization which were reversed into income in the respective periods.

Forstmann & Company
Page 4

                           FORSTMANN & COMPANY, INC.
                            SELECTED BALANCE SHEET
                                  (unaudited)
                            (amounts in thousands)

                                       May 1,             October 31,
                                        1994                1993(1)
                                       ------             -----------
Assets
Current assets                        $164,649              $130,972
Property, plant and equipment           77,952                76,521
Other assets                             9,617                 8,874
                                      --------              --------
  Total assets                        $252,218              $216,367
                                      ========              ========

Liabilities and Shareholders'
 Equity
Current liabilities                   $ 30,106              $ 38,311
Long-term debt                         173,554               136,038
Deferred tax liability                   6,606                 4,033
Accrued additional pension
 liability in excess of
 accumulated benefit
 obligation                              1,900                 1,900
Senior preferred stock                   2,310                 2,195
Shareholders' equity                    37,742                33,890
                                      --------              --------
  Total liabilities and
   shareholders' equity               $252,218              $216,367
                                      ========              ========

(1) Certain prior year financial statement balances have been reclassified to conform to the current year presentation.